                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

              REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule
           13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of   February, 2002
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: EXERCISE OF OPTIONS
                               -------------------

AMVESCAP PLC
824134
IMMEDIATE RELEASE  19 FEBRUARY 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 020 7454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 18 February 2002, Rothschild Trust (Cayman) Limited, the Trustee of the AMVESCAP Share Option Trust, sold 10,000 ordinary shares on behalf of a participant of the AMVESCAP Executive Share Option Scheme. The Company was notified of this transaction on 18 February 2002.

Executive Directors of AMVESCAP PLC who are participants in the Share Option Schemes are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustee.






19 FEBRUARY 2002

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AMVESCAP PLC
                                  -------------------------
                                  (Registrant)

Date 19 February 2002             By /s/ ANGELA TULLY
     --------------------         -------------------------
                                  (Signature)

                                  Angela Tully
                                  Assistant Company Secretary